UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Committed Equity Facility

Purchase Agreement and Registration Rights Agreement

On September 2, 2022, Tritium DCFC Limited (the “Company”) entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Purchase Agreement, subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II up to $75,000,000 in aggregate gross purchase price of newly issued shares of the Company’s Ordinary Shares, no par value per share (the “Ordinary Shares”), from time to time during the term of the Purchase Agreement. Sales of Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

Upon the initial satisfaction of the conditions to B. Riley Principal Capital II’s subscription and purchase obligation set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering under the Securities Act of 1933, as amended (the “Securities Act”), the resale by B. Riley Principal Capital II of Ordinary Shares issued to it by the Company under the Purchase Agreement, which the Company agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion over the 24-month period from and after the Commencement, to direct B. Riley Principal Capital II to subscribe for and purchase a specified maximum amount of Ordinary Shares, not to exceed certain limitations as set forth in the Purchase Agreement (each, a “VWAP Purchase”), by delivering written notice to B. Riley Principal Capital II prior to the commencement of trading of the Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”) on any trading day (the “Purchase Date”), so long as (i) the closing sale price of the Ordinary Shares on the trading day immediately prior to such Purchase Date is not less than a specified threshold price as set forth in the Purchase Agreement and (ii) all Ordinary Shares subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases (as defined below) by B. Riley Principal Capital II under the Purchase Agreement have been received by B. Riley Principal Capital II prior to the Company’s delivery of such applicable purchase notice to B. Riley Principal Capital II.

The per share purchase price that B. Riley Principal Capital II is required to pay for the Ordinary Shares in a VWAP Purchase effected by the Company pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Ordinary Shares (the “VWAP”), calculated in accordance with the Purchase Agreement, for the period (the “Purchase Valuation Period”) beginning at the official open (or “commencement”) of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, and ending at the earliest to occur of (i) 3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by the trading market as the official close of the regular trading session on such Purchase Date, (ii) such time that the total aggregate number (or volume) of the Ordinary Shares traded on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) reaches the applicable share volume maximum amount for such VWAP Purchase calculated in accordance with the Purchase Agreement, and (iii) such time that the trading price of the Ordinary Shares on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold for such VWAP Purchase specified by the Company in the applicable purchase notice for such VWAP Purchase, or if the Company does not specify a minimum price threshold in such purchase notice, a price equal to 75.0% of the closing sale price of the Ordinary Shares on the trading day immediately prior to the applicable Purchase Date for such VWAP Purchase (the “Minimum Price Threshold”), less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period.

In addition to the regular VWAP Purchases described above, after the Commencement, the Company will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct B. Riley Principal Capital II to subscribe for and purchase, on any trading day, including the same Purchase Date on which a regular VWAP Purchase is effected (as applicable), a specified amount of Ordinary Shares, not to exceed certain limitations set forth in the Purchase Agreement that are similar to those that apply to a regular VWAP Purchase (each, an “Intraday VWAP Purchase”), by the delivery to B. Riley Principal Capital II of an irrevocable written purchase notice, after 10:00 a.m., New York City time, and prior to 3:30 p.m., New York City time, on such Purchase Date.

The per share purchase price for the Ordinary Shares that the Company elect to sell to B. Riley Principal Capital II in an Intraday VWAP Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular VWAP Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a regular VWAP Purchase, as described above), provided that the VWAP for each Intraday VWAP Purchase effected on a Purchase Date will be calculated over different Purchase Valuation Periods on such Purchase Date, each of which will commence and end at different times on such Purchase Date (the “Intraday Purchase Valuation Period”).

There is no upper limit on the price per share that B. Riley Principal Capital II could be obligated to pay for the Ordinary Shares the Company may elect to sell to it in any VWAP Purchase or any Intraday VWAP Purchase under the Purchase Agreement. The purchase price per Ordinary Share that the Company may elect to sell to B. Riley Principal Capital II in a VWAP Purchase and an Intraday VWAP Purchase under the Purchase Agreement will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction occurring during the applicable Purchase Valuation Period for such VWAP Purchase or during the applicable Intraday Purchase Valuation Period for such Intraday VWAP Purchase.

From and after Commencement, the Company will control the timing and amount of any sales of Ordinary Shares to B. Riley Principal Capital II. Actual sales of Ordinary Shares to B. Riley Principal Capital II under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The Company shall not allot, issue or sell any Ordinary Shares to B. Riley Principal Capital II under the Purchase Agreement which, when aggregated with all other Ordinary Shares then beneficially owned by B. Riley Principal Capital II and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in B. Riley Principal Capital II beneficially owning more than 4.99% of the outstanding Ordinary Shares.

The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which the Company sells Ordinary Shares. To the extent the Company sells shares under the Purchase Agreement, the Company currently plans to use any proceeds for working capital and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on entering into a “Dilutive Issuance” (as such term is defined in the Purchase Agreement) during the period beginning two (2) trading days in advance of a Purchase Date (as such term is defined in the Purchase Agreement) and ending five (5) trading days following the settlement and issuance of shares in connection with such Purchase Date.

B. Riley Principal Capital II has agreed not to engage in or effect, directly or indirectly, for its own principal account or for the principal account of its sole member, any of their respective officers, or any entity controlled by B. Riley Principal Capital II or its sole member, any short sales of the Ordinary Shares or hedging transaction that establishes a net short position in the Ordinary Shares during the term of the Purchase Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary after the Commencement, (ii) the date on which B. Riley Principal Capital II shall have subscribed for and purchased $75,000,000 of Ordinary Shares from the Company under the Purchase

Agreement, (iii) the date on which the Ordinary Shares shall have failed to be listed or quoted on a U.S. national securities exchange for a period of one trading day, (iv) the thirtieth trading day following the date on which the Company commences a voluntary bankruptcy proceeding or any person commences a proceeding against the Company, and (v) the date on which a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon ten trading days’ prior written notice to B. Riley Principal Capital II. The Company and B. Riley Principal Capital II may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any VWAP Purchase or any Intraday VWAP Purchase that has not then fully settled in accordance with the Purchase Agreement. Neither the Company nor B. Riley Principal Capital II may assign or transfer its respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement.

As consideration for B. Riley Principal Capital II’s commitment to subscribe for and purchase Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued 112,236 Ordinary Shares to B. Riley Principal Capital II. Furthermore, the Company has agreed to reimburse B. Riley Principal Capital II, within ten (10) trading days of the execution of the Purchase Agreement and Registration Rights Agreement, an amount up to $100,000, exclusive of disbursements and out-of-pocket expenses, for B. Riley Principal Capital II’s preparation, negotiation, execution and delivery of the transaction documents and legal due diligence of the Company.

The securities that have been and may be issued by the Company to B. Riley Principal Capital II pursuant to the Purchase Agreement are being issued in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company is relying on these exemption from registration in part on representations made by B. Riley Principal Capital II in the Purchase Agreement.

Debt Facility and Warrants

Senior Loan Note Subscription Agreement

On September 2, 2022, Tritium Pty Ltd (as borrower) and the Company, among others, entered into a Senior Loan Note Subscription Agreement (the “LNSA”) with HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L., Martello Re Limited and REL Batavia Partnership, L.P. (the “Facility A Lenders”), for a principal amount of $150.0 million (“Facility A”), subject to certain conditions, to, among other purposes, refinance the existing $90.0 million Senior Loan Note Subscription Agreement of December 7, 2021 and provide additional funding for working capital and general corporate purposes of the Company and its subsidiaries. The LNSA includes an accordion mechanism by which Tritium Pty Ltd may, subject to certain conditions, seek commitments from any Facility A Lender or any of their respective nominees for a single additional USD term loan of up to $10.0 million in aggregate on equivalent terms to Facility A (once committed, such loan being the “Accordion Facility”) which is to be utilized only after Facility A has been fully drawn. The effective date under the Accordion Facility must occur by 30 days from (and including) the first Utilisation Date (as defined in the LNSA) under Facility A. Facility A and, if committed and made available, the Accordion Facility both become due 36 months after the first Utilisation Date for Facility A. The debt funding under the LNSA is subject to certain financial covenants. Interest on borrowings for each Facility under the LNSA is subject to an interest rate of 8.50% per annum and accrued interest is payable quarterly, with any accrued but unpaid interest outstanding on the termination date thereof (or earlier date that the Facility (or Facilities, as applicable) under the LNSA are repaid) being payable on such date.

Subscription and Registration Rights Agreement and Warrant Agreement

In connection with the financing transactions contemplated by the LNSA, on September 2, 2022, the Company issued to the Facility A Lenders or their affiliates (the “Holders”) an aggregate of 2,030,840 warrants to subscribe for and purchase Ordinary Shares of the Company (the “Warrants”) pursuant to the Subscription and Registration Rights Agreement, dated September 2, 2022 (the “Subscription Agreement”), by and among the Company and the parties listed under Holder on the signature pages thereto, and the Warrant Agreement, dated as of September 2, 2022 (the “Warrant Agreement”), by and among the Company, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company.

The Subscription Agreement provides for the grant of the Warrants with the terms and conditions described in the Subscription Agreement and the Warrant Agreement. The Subscription Agreement also contains certain registration rights granted by the Company to the Holders. The Holders were initially granted an aggregate of 2,030,840 Warrants on September 2, 2022, which was determined by multiplying (i) by (ii), where: (i) is the quotient of (x) $14,500,000 divided by (y) the VWAP of the Ordinary Shares on the Nasdaq Stock Market for the thirty (30) trading days preceding, but excluding, the date that the Utilisation Request (as defined in the LNSA) was submitted under the LNSA (the “Initial Share Price”); and (ii) is the sum of 1 plus the quotient of (A) the Exercise Price (as defined in the Subscription Agreement) divided by (B) the Initial Share Price. Based on the submission of the Utilisation Request under the LNSA on September 2, 2022, the Initial Share Price was determined to be $7.14 per share. Each Warrant will initially be exercisable for one Ordinary Share, subject to adjustment as described in the Warrant Agreement, and will have an Exercise Price of $0.0001 per share. The Subscription Agreement also allows for a joinder to be executed for the issuance of up to 135,389 additional Warrants to new parties to the Subscription Agreement in connection with the exercise of the Accordion Facility under the LNSA.

The Subscription Agreement also provides for certain registration rights for the Holders. Namely, within forty-five (45) calendar days after the Financial Close, the Company will file a resale registration statement with the SEC (at the Company’s sole cost and expense), pursuant to which the Registrable Securities (as defined in the Subscription Agreement) held by or issuable to the Holders will be registered for resale on a continuous basis, and the Company will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders party thereto can demand the Company’s assistance with underwritten offerings. Such holders are entitled to customary piggyback registration rights.

The Warrant Agreement provides that the Warrants shall vest and become exercisable by each Holder as follows: (a) one third of the Warrants will vest and be immediately exercisable upon Financial Close; (b) one third of the Warrants will vest and be exercisable on the date that is nine (9) months after the date of the Financial Close; and (c) one third of the Warrants will vest and be exercisable on the date that is eighteen (18) months after the date of the Financial Close.

The Warrants will be subject to accelerated vesting upon the occurrence of certain events, including: (a) the closing price per Ordinary Share on the Nasdaq Stock Market over any consecutive fifteen (15)-day period following the date of the Financial Close is equal to or greater than, two times the Initial Share Price; (b) there is a material breach by the Company of the Warrant Agreement, the Subscription Agreement or the LNSA; (c) there is an Event of Default (as defined in the LNSA); or (d) a third party other than the Holders announces, or the Company announces, an intention to proceed with a transaction that would reasonably be likely to result in a Change of Control (as defined in the LNSA) or any other transaction having a substantially similar effect.

Under the Warrant Agreement, all unvested Warrants expire upon the earlier to occur of (a) the repayment of the loans under the LNSA and termination of the LNSA or (b) the termination of the LNSA in connection with the non-occurrence of Financial Close.

Vested Warrants are exercisable by the Holder by paying the Exercise Price for each Ordinary Share as to which the Warrant is exercised as well as any and all taxes due in connection with the exercise of the Warrant and the issuance of such Ordinary Shares. The Warrant Agreement also provides for the exercise of the Warrants on a “cashless basis” whereby such number of Ordinary Shares that are issuable upon exercise of a Warrant with a fair market value (being the closing price of Ordinary Shares on the Nasdaq Stock Market as of the exercise date) equal to the aggregate Exercise Price are withheld from issue. After one (1) year from the Financial Close, Holder are only permitted to exercise their Warrants on a “cashless basis.”

The Warrants contain certain value protection features including a Guaranteed Value (as defined in the Warrant Agreement) provision and customary anti-dilution provisions. The Guaranteed Value provision provides that within three (3) business days of receiving an exercise notice from a Holder, the Company shall calculate the value of the Ordinary Shares subject to issuance upon exercise of the Warrants (prior to any adjustment) using a formula incorporating the VWAP of the Ordinary Shares on the Nasdaq Stock Market for the five (5) trading days immediately preceding the exercise date in order to determine the current Share Valuation (as defined in the Warrant Agreement). If the Share Valuation is less than the Guaranteed Value, the Company shall, on the issuance date of the subject Ordinary Shares, either: (a) pay the difference between the Share Valuation and the Guaranteed Value (the “Value Difference”) to such Holder or as it may direct, in cash; or (b) adjust the number of Ordinary Shares issuable on the issuance date to include additional Ordinary Shares to such Holder (“Additional Warrant Shares”), where such number of Additional Warrant Shares will be calculated as the Value Difference, divided by the 5-day VWAP (rounded up to the nearest whole Ordinary Share). The Guaranteed Value shall be calculated by multiplying the number of Ordinary Shares issuable pursuant to such exercise by the Initial Share Price and by the percentage in the following table that corresponds to the last date before the relevant exercise date:

To and Including	Percentage
24 Months from Financial Close	67%
30 Months from Financial Close	80%
Thereafter	100%

For the avoidance of doubt, if the Share Valuation equals or exceeds the Guaranteed Value, there will be no adjustment to the number of Ordinary Shares issued or cash paid pursuant to the Guaranteed Value feature.

The customary anti-dilution provisions contained in the Warrant Agreement include provisions calling for adjustment of the number of Ordinary Shares issuable upon exercise of the Warrants, except in the case of an Excluded Issuance (as defined in the Warrant Agreement), upon, among other events, (a) the issuance or deemed issuance of Ordinary Shares by the Company without consideration or for consideration per share less than Initial Share Price, including through the issuance of options or convertible securities, a change in the terms or treatment of options or convertible securities, a change in the consideration received for the exercise of options or convertible securities, or the occurrence of certain dividends or distributions, among other things, (b) dividend, subdivision or combination of Ordinary Shares, or (c) reorganization, reclassification, consolidation, or merger.

Under the Warrant Agreement, no Warrant may be transferred or assigned by a Holder except with the written consent of the Company (which may not be unreasonably withheld or delayed). Notwithstanding, a Holder may assign any Warrant and its rights and obligations under the Warrant Agreement to one or more of its affiliates without the consent of the Company; provided that such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of the Warrant.

The Company shall have the right to redeem all or any portion of the unvested issued Warrants upon notice to the Holders at a redemption price per Warrant equal to the Initial Share Price (the “Redemption Price”); provided, however, that any such redemption of Warrants hereunder shall be for a minimum aggregate Redemption Price of one million U.S. dollars ($1,000,000) and shall be effected on a pro rata basis among all issued Warrants. The Company may only exercise the redemption right three (3) times.

The securities that have been and, in the absence of an effective registration statement covering such issuance, may be issued by the Company to the Holders pursuant to the Subscription Agreement have been and will be issued in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

The descriptions of the Purchase Agreement, Registration Rights Agreement, LNSA, Subscription Agreement and Warrant Agreement are qualified in their entirety by the text of the agreements, which have been included as exhibits to this Form 6-K.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of securities of the Company in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Ordinary Shares Purchase Agreement, dated September 2, 2022, by and between the Company and B. Riley Principal Capital II, LLC.

10.2	Registration Rights Agreement, dated September 2, 2022, by and between the Company and B. Riley Principal Capital II, LLC.

10.3	Senior Loan Note Subscription Agreement, dated September 2, 2022, by and among the Company and the lenders party thereto

10.4	Subscription and Registration Rights Agreement, dated September 2, 2022, by and among the Company and the parties listed under Holder on the signature pages thereto

10.5	Warrant Agreement, dated September 2, 2022, by and among the Company, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: September 6, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer